Exhibit 99.1

        G. WILLI-FOOD INTERNATIONAL LTD. ANNOUNCES SALE OF 75,000 SHARES
          BY ITS CONTROLLING SHAREHOLDER AND AN OFFICER AND DIRECTOR,
        AND PLANS TO ISSUE A 1:1 STOCK DIVIDEND TO FURTHER INCREASE THE
                         NUMBER OF PUBLICLY HELD SHARES

YAVNE, ISRAEL - NOVEMBER 22, 2004 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (the "Company") announced that on November 21, 2004, the Company's board of directors approved a plan to achieve compliance with the continued listing requirements of Nasdaq Marketplace Rule 4320(e)(5) requiring that at least 500,000 of its ordinary shares be publicly held (the "Rule"). Pursuant to the plan, on November 22, 2004, the Company's controlling shareholder, Willifood Investments Ltd., and Joseph Williger, an officer and director of the Company, sold an aggregate of 75,000 ordinary shares. As a result of the sale, the Company believes that it is in compliance with the Rule. In addition, the board of directors approved a one for one stock dividend of the Company's ordinary shares to further increase the Company's number of publicly held shares to more than 1,000,000 shares. The record date for the stock dividend is December 8, 2004 and the stock dividend will be paid on December 22, 2004.

"As part of our plan to expand our business in the U.S., we are committed to our shareholders and to increasing the float of WILCF shares" said Mr. Zvi Williger, President and COO of the Company.

If the Company fails in the future to comply with the 500,000 publicly held shares requirement or any other requirement for the continued listing of the ordinary shares on The Nasdaq Small Cap Market, the Company could be delisted from The Nasdaq Small Cap Market.

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.